FOR IMMEDIATE RELEASE
January 17, 1997

                                            Media Contact:  Robert Fort
                                            (757) 629-2710

CONRAIL SHAREHOLDERS OVERWHELMINGLY VOTE AGAINST 'OPT OUT', NORFOLK
SOUTHERN SAYS

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) issued the following statement, made by David R. Goode, Chairman, President and Chief Executive Officer, following the Conrail shareholders meeting today:

        "I am pleased to report that based on the proxy cards Norfolk Southern had received through this morning, it appears that Conrail shareholders have overwhelmingly rejected their management's attempt to deny them their right to choose the best offer for their shares and voted against opting out of the Pennsylvania Fair Value Statute. According to our tally, at least 53 percent, constituting an absolute majority of outstanding shares, voted against the 'opt-out.' Even more dramatic is the vote by shareholders other than CSX or Conrail plans. More than nine of ten of their shares were voted against the 'opt out.'

        "With this vote, Conrail's owners have sent a powerful message to Conrail's board that shareholders will not be coerced into accepting the deal CSX and Conrail tried to impose on them.

        "The vote is a rejection of the CSX/Conrail deal. It is also a strong endorsement of Norfolk Southern's better offer. But there's even more involved here. The vote is a strong statement in favor of a higher standard of corporate democracy and for accountability and fairness to corporate owners.

        "This battle has often been confrontational. None of us likes confrontation. That's certainly not Norfolk Southern's style. But we had no choice. The issues are too important to stand aside when the future of transportation in the East is at stake.

        "After it becomes official that Conrail shareholders have rejected the 'opt-out' proposal, we will keep the promise that we made last week; we will begin an all-cash offer to buy 9.9 percent of Conrail's outstanding common shares for $115 per share.

        "Now that the shareholders have spoken, it is time for Conrail's board to accept their will. We hope they will seize the opportunity to do that. Our superior offer should be allowed to go forward and we're ready to have meaningful discussions with Conrail and CSX to that end. But whatever happens, we will move forward.

        "We will make our case before the Surface Transportation Board, which will determine the ultimate form of any combination involving Conrail.

        "The STB will fully examine the potential impacts on the employees, the shipping public and communities. It will not rely on Conrail management's claim that this so-called 'strategic merger of equals' is as good for all constituencies as it is for Conrail management. The STB will examine the facts. We will demonstrate that Norfolk Southern truly is the best partner for Conrail, that it has made a better offer, and will make, with Conrail, a better railroad and a more competitive, balanced rail transportation system in the East. And we expect to have a lot of help from shippers, ports, and other interested parties.

        "We remain firmly committed to the best interest of the shareholders, employees and customers of Conrail and Norfolk Southern as well as the communities they serve. We are committed to growth and opportunity, a result that will be good for our stockholders and Conrail's, good for shippers and good for the national interest.

        "We are immensely gratified by this vote.

        "Conrail shareholders have sent a strong message. Now it is time for all of us -- Norfolk Southern, CSX and Conrail -- to move forward in the spirit of that message."

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